Mail Stop 0407

February 4, 2005

Mr. Philippe Sanchez
President
Photoworks, Inc.
1260 16th Avenue West
Seattle,  WA 98119

	RE:	Photoworks, Inc.
		Form 8-K filed August 4, 2004
		File No.  0-15338

Dear Mr. Sanchez:

      We previously reviewed your filing and commented on it in a letter dated August 26, 2004. We reissue the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. As your former auditors have issued their report on the consolidated financial statements of the Company for the fiscal year ended September 25, 2004, it would appear that you have now engaged new accountants. Please report the engagement in a new Form 8-K and comply with the requirements of Regulation S0K Item 304 (a)(2).
In
making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of the engagement.

*    *    *    *


      Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding these comments may be directed to Kathleen Kerrigan, Staff Accountant, at (202) 942-1944.

							Sincerely,



							Kathleen Kerrigan
							Staff Accountant



Mr. Philippe Sanchez
Photoworks, Inc.
February 4, 2005
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